BIO-CLEAN, INC.
                           5412 Bolsa Avenue, Suite D
                           Huntington Beach, CA 92649
                               Tel: (714) 373-1930


Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attn: Lisa Sellars
      Division of Corporate Finance

Re: Bio-Clean, Inc.
    Item 4.01 Form 8-K
    Filed April 20, 2010
    File No. 333-149857

Dear Ms. Sellars:

This letter is in response to the letter of William H. Thompson, Accounting Branch Chief of the Commission, dated April 22, 2010, which was addressed to Bio-Clean, Inc. (the "Company").

Attached hereto is a copy of the Amended Current Report, on Form 8-K /A, together with Exhibit 16.1 thereto, the letter of the former certifying accountant.

Please be advised that the original Form 8-K has been rewritten in its entirety to better reflect our addressing comments 1 through 4, inclusive, made in the April 22 letter. Accordingly, we have not provided you with a redlined version.

Also, in response to the letter of April 22, the Company hereby acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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Securities and Exchange Commission
June 28, 2010
Page Two


     3. The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the revised Form 8-K complies with your comments.

Sincerely,

Bio-Clean, Inc.


By: /s/ E. G. Marchi
   ---------------------------------------
   E.G. Marchi, President